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VIA EDGAR

February 15, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Re:          Laredo Resources Corp.
Amendment No. 1 to Form S-1
Filed February 3, 2011
Your File No. 333-171457

Dear Mr. Spirgel:

We write on behalf of Laredo Resources Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated February 11, 2011 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 1 to Form S-1 filed February 3, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
We note your response to comment one from our letter dated January 25, 2011; however, we continue to believe that your offering constitutes an indirect primary offering by the company through selling shareholders.  We note that you are a development stage company with nominal assets and are, as a result, considered a shell company.  In addition, the sole founder, officer and director has no experience in the proposed business of mineral exploration, is not located in the same country where the mineral claims are located, has not visited the property, and is only devoting a minimal amount of time to the company.  We also note that the selling shareholders received their shares for nominal consideration shortly before the registration statement was filed and that the amount of proceeds received by the company does not even cover the costs of the public offering.  Furthermore, we note that the purpose of the underlying Regulation S offering was to facilitate a public market in the company’s securities.  therefore, please identify all the selling shareholders as underwriters and fix the sales price to the public for the duration of the offering.

Response:  In response to this comment, the total Offering has been reduced to a total of 628,000 shares, which represents 40% of the total shares held by each of the selling shareholders and approximately 17.59% of the Company’s total issued and outstanding shares.  The Registration Statement has been amended throughout to reflect this cut-back in the amount of shares being offered by the selling shareholders.

As discussed at greater length in the February 3, 2011 Response to the Commission’s comments dated January 25, 2011, in order for one to be classified as an underwriter, one must lack investment intent.  For purposes of determining whether one is acting as an underwriter, the presence of investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities.  The Selling Shareholders purchased their shares in a private offering over four months prior to the initial filing of the Registration Statement and, as of today, have held their shares for nearly six months.  Each Selling Shareholder made representations in connection with their investments that they were acquiring their shares with investment intent and not with a view to distribution, that they were acquiring the shares as principal for their own benefit, and that they understood that the shares were restricted securities which were not freely transferable under the Securities Act.  None of the Selling Shareholders is in the business of buying and selling securities or is associated with any persons who are in the business of underwriting securities.

As noted repeatedly in the Registration Statement at the Commission’s request, no shares of the Company may be sold except through registration under the Securities Act of 1933, pursuant to Section 4(1) of the Securities Act, or by meeting the conditions of Rule 144(i) under the Securities Act.  In light of the conditions imposed by Rule 144(i), it is clear that any of the Company’s securities not registered for re-sale under the Securities Act may not be offered publicly for at least one year until after the Company ceases to be a shell company and makes the required filing containing “Form 10 information.”  As amended, the Registration Statement thus indicates that the majority (60%) of the shares held by each of the selling shareholders will continue to be restricted securities for an indefinite period in excess of one year from the current date and in excess of 18 months from the date of these shareholders’ initial investments in the Company.

The Comment notes that the Company is in the exploration stage, that its officer is inexperienced, and that the value of its mineral claim is currently nominal, making it a shell company.  Separately, the Comment notes that the price paid by the selling shareholders was “nominal.”  Nothing about such circumstances suggests that the investors were in fact somehow conducting an underwriting on behalf of the issuer. Logically, the value of a company’s securities is affected by its stage of development, management, and assets.  In addition, the liquidity of the securities being purchased may have significant bearing on their value.  The low price paid by the selling shareholders for their investments last August is naturally reflective of both: (1) the speculative nature of their investment in a start-up mining exploration venture, and (2) the fact that they were purchasing restricted securities and would likely be required to hold some or all them for a significant period of time.  Similar circumstances would likely be found with regard to most any private offering in an unlisted start-up company.    The selling shareholders are not acting on behalf of the issuer and the issuer will receive no proceeds from their public re-sale offering.  Having invested in the Company several months ago, the selling shareholders may attain some level of liquidity through the Offering.  Following effectiveness of the Registration Statement, as amended, however, they will continue to hold a majority of their investments indefinitely.

Considered fairly and in light of economic reality, the factual circumstances surrounding the issuance of securities to the selling shareholders clearly indicate that the selling shareholders are not underwriters somehow selling on the Company’s behalf.

Directors, Executive Officers, Promoters and Control Persons, page 33

2.
We note the disclosure you provided on page 33 in response to comment 25 from our letter dated January 25, 2011.  Please revise this disclosure to address Ms. Santos’ involvement in certain legal proceedings during the past ten years, as required by Item 401(f) of Regulation S-K.

Response:  This disclosure has been amended to reflect the past ten years.

Notes to Interim Consolidated Financial Statements, page F-5

Note 5.  Mineral Property, page F-10

3.
We note your disclosure that on November 30, 2010, you entered into a property option agreement with Arbutus Minerals whereby you acquired an option to earn up to a 1000% interest in 20 mineral claims.  Please explain to us how you were able to obtain an interest in excess of 100% of the mineral claims or revise as appropriate.

Response:  Note 5 contained a typographical error.  It has been corrected to indicate “100%”

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 838-3874.

Regards,

/s/ Ryan Alexander
Ryan Alexander
The Law Offices of Ryan Alexander PLLC

Enclosure (Acknowledgment by the Company)